UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS 401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.
2170 PIEDMONT ROAD, N.E.
ATLANTA, GA 30324

Rollins 401(k) Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2025 and 2024

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Rollins 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Rollins 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2025 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 26, 2026

We have served as the auditor of the Plan since 2025.

Rollins 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
ASSETS
Cash	$82,532	$6,160,429
INVESTMENTS:
Investments at fair value (Note 3)	1,135,572,137	963,556,785
Investment at contract value (Note 4)	161,097,320	155,031,454
Total Investments	1,296,669,457	1,118,588,239
RECEIVABLES:
Employer contributions	1,940,322	1,264,317
Employee contributions	1,588,985	634,849
Notes receivable from participants	24,038,727	21,442,669
Total Receivables	27,568,034	23,341,835

NET ASSETS AVAILABLE FOR BENEFITS	$1,324,320,023	$1,148,090,503

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$188,134,278
Dividend and interest income	19,843,550
Total investment income	207,977,828

Interest income on notes receivable from participants	2,065,603
Contributions:
Employer, net of forfeitures	39,423,655
Participants	61,013,845
Rollovers	6,167,214
106,604,714
Total Additions	316,648,145

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	139,387,302
Administrative expenses	1,031,323
Total deductions	140,418,625
Increase in net assets	176,229,520

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,148,090,503
END OF YEAR	$1,324,320,023

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Notes to Financial Statements

1.     DESCRIPTION OF PLAN
The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated, is a defined contribution plan covering all eligible employees of Rollins, Inc. (the “Company” or “Administrator”) and its subsidiaries that are eligible to participate in the Plan. The exceptions are for those who are members of a collective bargaining unit, who are not eligible to participate in the Plan under the terms of the applicable collective bargaining agreement, and employees of PCO Services, Inc. (the Company’s Canadian subsidiary). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The administrative committee may allow participants to elect to receive dividends on Rollins, Inc. common stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan document.

Eligibility
Most employees are eligible to make employee contributions to the Plan on the first day of the calendar quarter that coincides with or next follows the date on which they complete three months of service. Generally, participants are eligible to receive matching contributions at the same time they are eligible to make employee contributions to the Plan.
The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.
Contributions
Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company; and (iv) participant rollovers from another qualified plan. Participants have the option to make Roth elective salary reduction contributions to the plan.
Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 4% of eligible compensation unless the employee elects differently. Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 8.5% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2025 was $23,500. Participants age 50 or older may also make additional “catch-up” contributions limited to $7,500 in 2025. Participants age 60 through 63 may make enhanced “super catch-up” contributions up to $11,250. These super catch-up amounts are in addition to the regular elective deferral limit for 2025.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Generally, the Company matches contributions dollar for dollar on the first 3% and 50 cents for every dollar on the next 3% a participant contributes of eligible compensation. The Company matching contribution is made every payroll period, and following each Plan year, the Company will make a “true-up” matching contribution calculated under the same formula as the payroll period match but determined on an annual basis and reduced by the payroll period matching contributions received by the participant during the year. To be eligible for a true-up matching contribution, a participant must be employed on the last day of the year or be receiving severance and not designated on the payroll system as having been terminated as of the last day of the Plan year.
For the year ended December 31, 2025, the Company contributed $39,423,655 in matching contributions, net of forfeitures.
Participant Accounts
Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with certain administrative expenses, participant withdrawals and losses on the investments in their account. Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan. Participants may change their investment options on a daily basis. The default investment fund is selected by the Plan administrator. The Plan administrator has elected GoalMaker, an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan, as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable from Participants
Participants may borrow from their accounts for loans up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 25 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Interest rates on outstanding loans as of December 31, 2025 ranged from 3.73% to 10.50%. Participants may only have one loan outstanding at a time.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants who previously participated in predecessor plans may be subject to different vesting schedules than those outlined below. Generally, active participants currently vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than one	0%
One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Forfeitures
When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeited non-vested accounts are used to reduce employer contributions or to pay administrative expenses. Total forfeitures used to reduce employer contributions were $3,457,230 in 2025. Forfeited non-vested, unallocated accounts were $50,568 and $47,050 at December 31, 2025 and 2024, respectively.
Payment of Benefits
Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.
A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.
The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $7,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).
Participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59 1/2 or upon becoming disabled.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. All investment transaction fees and recordkeeping fees are paid by participants through a per-participant charge. Advisory, audit and other fees not covered by the per-participant charge are paid with revenue-sharing amounts, with any excess amounts returned to the Plan to pay for Plan expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive investment contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s administrative committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. Participant notes receivable that are 90 days past due are considered delinquent and recorded as distributions based on the terms of the Plan agreement.
Payment of Benefits
Benefit payments are recorded when paid. There is no hold period for participants who elect to withdraw from the Plan to receive their funds. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2025.
Risks and Uncertainties
The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Concentrations of Investments
Included in investments at December 31, 2025 and 2024, are shares of the Company’s common stock of $377,441,924 and $317,549,115, respectively. This investment represents 29 percent and 28 percent of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits. The Plan’s exposure to credit risk and additional market risk is limited by the diversification of investments across multiple participant-directed fund elections, which are further diversified into varied financial instruments.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
3.FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described as follows:

Level 1	Quoted prices in active markets that the Plan has ability to access for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following describes the valuation methodologies used for assets measured at fair value:
Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and the Company’s common stock. These investments are valued at the closing price reported on the active market on which the individual securities are traded.
Pooled separate accounts – These investments were valued by using the net asset value of the funds at year-end as a practical expedient. The net asset value (NAV) is not a publicly‑quoted price in an active market and is determined based upon the fair value of the underlying investments. The accounts have no unfunded commitment and redemption restrictions as participant transactions may occur daily.
Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2025 and 2024:

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$643,594,025	$—	$—	$643,594,025
Rollins Inc. Common Stock	377,441,924	—	—	377,441,924
Total investments in fair value hierarchy	1,021,035,949	—	—	1,021,035,949

Investments measured at net asset value(1)(2)				114,536,188

Total Investments, at fair value				$1,135,572,137

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$414,659,871	$—	$—	$414,659,871
Rollins Inc. Common Stock	317,549,115	—	—	317,549,115
Total Investments in fair value hierarchy	732,208,986	—	—	732,208,986

Investments measured at net asset value(1)(2)				231,347,799

Total Investments, at fair value				$963,556,785

(1) In accordance with ASC 820-10, investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(2) The Capital Group EuroPacific Growth Pooled Separate Account wholly invests in the Capital Group EuroPacific Growth Trust, a common collective trust, which aims to provide long-term growth of capital by investing in attractively valued companies in developed and emerging markets that are positioned to benefit from innovation, economic growth, increasing consumer demand, or a turnaround in business conditions. Other pooled separate accounts are direct filing entities.

4.     FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a synthetic guaranteed investment contract (“GIC”), which meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.
Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.
The synthetic GIC is a wrapper contract paired with underlying investments which are owned by the Plan. The underlying investment consists of a common collective trust fund, which invests in high-quality, intermediate fixed income securities. The wrapper contract represents an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan and provides a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract using an explicit formula that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed semi-annually for resetting. The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contract is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
There are no reserves against the contract value for credit risk.
Certain events, such as Plan termination, Plan merger, failure of the Plan to maintain tax- exempt status, or material breach of contract, might limit the ability of the Plan to transact at contract value with the contract issuer or allow

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
the issuer to terminate the contract with the Plan and settle at an amount different from contract value. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the Plan participants.
The synthetic GIC is directly managed by Empower Annuity Insurance Company (EAIC).
5.     FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 17, 2016, in which the Internal Revenue Service (“IRS”) determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable requirements of the IRC and therefore, is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (“List”) for individually designed plans that specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain their tax exempt status. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan’s financial statements.
6.     RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2025 and 2024 the Plan held 6.3 million and 6.8 million shares, respectively, of Rollins, Inc. common stock. The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2025 and 2024 was $377,441,924 and $317,549,115, respectively. During 2025, the Plan received $4,423,172 in dividends on Rollins, Inc. common stock, which was used to purchase additional shares of that stock.
At December 31, 2025 and 2024, the Plan investments include a synthetic GIC that is directly managed by EAIC, a service provider for the Plan. Additionally, at December 31, 2025 and 2024, the Plan investments include pooled separate accounts that are directly managed by EAIC. Transactions in these securities qualify as party-in-interest transactions.
The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.
The administrative expenses that are paid to service providers of the Plan represent party-in-interest transactions.
7.     NONEXEMPT PARTY-IN-INTEREST
During the years ended December 31, 2024, 2023, and 2022, the Company remitted participant contributions of $99,411, $141,369, and $110,383, respectively, to the custodians of plan assets later than required by Department of Labor (DOL) Regulation 2510.3-102. During 2025, the Company has corrected the late remittance with a deposit of principal and lost earnings and therefore believes the Plan continues to be tax exempt and no tax liability has been accrued.

Rollins 401(k) Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2025 and 2024:

	2025	2024
Total net assets available for benefits per the financial statements	$1,324,320,023	$1,148,090,503
Less: current year employer and employee receivables	(3,529,307)	(1,899,166)
Total net assets available for benefits per the Form 5500	$1,320,790,716	$1,146,191,337

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2025:

2025
Increase in net assets per the financial statements	$176,229,520
Less: current year employer and employee receivables	(3,529,307)
Add: prior year employer and employee receivables	1,899,166
Net income per the Form 5500	$174,599,379

Supplemental Schedules

ROLLINS 401(k) SAVINGS PLAN
EIN: 51-0068479 Plan No: 002
FORM 5500, SCHEDULE H, Part IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value **
	Investments at Fair Value:
	Mutual Funds
	American Funds	American Funds American Balanced Fund Class R6	35,428,370
	American Funds	American Funds Capital World G/I R6	13,883,832
	Janus Henderson Funds	Janus Henderson Enterprise N	24,285,188
	Vanguard Funds	Vanguard 500 Index Admiral	180,881,285
	Vanguard Funds	Vanguard Explorer Adm	363,581
	Vanguard Funds	Vanguard Mid-Cap Index Fund - Admiral	56,795,194
	Vanguard Funds	Vanguard Small Cap Index Adm	57,126,599
	Vanguard Funds	Vanguard Total Bond Market Index Admiral	67,353,396
	Vanguard Funds	Vanguard Total Intl Stock Index Admiral	149,127,354
	Vanguard Funds	Vanguard Windsor II Fund - Admiral	43,329,170
	Victory Funds	Victory Sycamore Established Value R6	15,020,056
		Total Mutual Funds	643,594,025

	Pooled Separate Accounts
*	Empower	Capital Group EuroPacific Growth SA	21,037,735
*	Empower	JP Morgan Large Cap Growth Fund (IS)	77,862,364
*	Empower	MetWest Core Plus Bond (IS Platform)	11,588,266
*	Empower	Small Cap Value / Victory Fund	4,047,823
		Total Pooled Separate Accounts	114,536,188

*	Rollins, Inc.	Common Stock	377,441,924
		Total Investments at Fair Value	1,135,572,137

	Investments at Contract Value:
	Fully Benefit-Responsive Investment Contract
*	Empower Annuity Insurance Company	Wrapper Contract - Other	6,261,242
*	Prudential Trust Co.	Prudential Core Intermediate Bond Fund - Common Collective Trust	154,836,078
		Total Investments at Contract Value	161,097,320

*	Participant Loans	Interest rates ranging from 3.73% to 10.50%, maturing 2026 to 2047	24,038,727
		Assets Held at End of Year	$1,320,708,184

*	Indicates a party-in-interest to the Plan.
**	Cost is not required for participant-directed investments and therefore is not included

ROLLINS 401(k) SAVINGS PLAN
EIN: 51-0068479 Plan No: 002
FORM 5500, SCHEDULE H, Part IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2025

	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
2022		$110,383
2023		$141,369
2024		$99,411

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2026	By:	/s/ James C. Benton Jr
	Name:	James C. Benton Jr
	Title:	Vice President, Human Resources

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm